Mail Stop 3561

February 6, 2009

Sau Shan Ku
Oakridge International Corporation
Suite 1609 Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

       Re: Oakridge International Corporation
              Amendment No. 4 to Registration Statement on Form S-1
              Filed February 3, 2009
              File No. 333-152312

Dear Mr. Ku:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

1. We note your response to comment one from our letter dated January 29, 2009 and the revisions made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement. However, we note that the disclosure under the sub-heading "Critical Accounting Policy and Estimates" has been removed from the registration statement. Please revise the registration statement to include this disclosure.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director